July 8, 1998

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re: NU SKIN ASIA PACIFIC, INC. (RENAMED NU SKIN ENTERPRISES, INC.) Registration Statement on Form S-1
               Commission File No. 333-28513

Dear Ms. Parratt and Mr. Link:

        Pursuant to Rule 477 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Nu Skin Asia Pacific, Inc. (renamed Nu Skin Enterprises, Inc.) (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits, Commission File No. 333-28513 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 4, 1997.

        Pursuant to the Registration Statement, the Company proposed to register certain shares of its Class A Common Stock, $.001 par value per share for issuance to the public (the "Offering"). The Company, upon consultation with the underwriters, has decided not to proceed with the Offering at this time. No securities have been sold under the Registration Statement and all activity in pursuit of the Offering has been discontinued.

        The Company hereby requests that the Commission issue an order granting the aforementioned withdrawal of the Registration Statement effective as soon as possible.

                                    Sincerely,

                                    NU SKIN ENTERPRISES, INC.

                                    By:    /s/ Steven J. Lund
                                           Steven J. Lund

                                    Its:   President and Chief Executive Officer